MANAGEMENT INFORMATION CIRCULAR

As at May 27, 2013
unless otherwise noted

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Canarc Resource Corp. (“CCM” or the “Company”), at the time and place and for the purposes set forth in the Notice of Meeting.

Note:	The term "shareholder" as defined in the Business Corporations Act S.B.C. 2002, c.57 (the "Act"), except in section 385, means a person whose name is entered in a securities register of a company as a registered owner of a share of the company or, until such an entry is made for the company:

          (a)      in the case of a company incorporated before the coming into force of the Act, a subscriber, or

           (b)      in the case of a company incorporated under the Act, an incorporator.

It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally or by telephone by directors, officers or employees of CCM at nominal cost. The cost of this solicitation will be borne by CCM.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the proxyholder for the shareholder (the “Registered Shareholder”). The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors of CCM (the “Management Proxyholders”).

A Registered Shareholder has the right to appoint a person other than a Management Proxyholder to represent the Registered Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a Registered Shareholder.

The persons named in the accompanying Form of Proxy are nominees of CCM’s management. A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him at the meeting may do so either by:

2

           (a)         STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY; OR

          (b)         BY COMPLETING ANOTHER PROPER FORM OF PROXY.

The completed proxy must be deposited at the office of Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, B.C., V6C 3B9 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the meeting.

A shareholder who has given a proxy may revoke it by an instrument in writing delivered to the office of Computershare Trust Company of Canada, Corporate Trust Department, or to the registered office of CCM, 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, or to the Chairman of the meeting or any adjournment thereof, or in any other manner provided by law.

VOTING OF PROXIES

If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted on any poll and where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted on any poll in accordance with the specifications so made. IF A CHOICE IS NOT SO SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING FORM OF PROXY WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE FORM OF PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR.

The form of proxy accompanying this Information Circular confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the meeting. As of the date of this Information Circular, the management of CCM knows of no such amendment or variation or matters to come before the meeting other than those referred to in the accompanying Notice of Meeting.

NON-REGISTERED HOLDERS

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of CCM are “non-registered” shareholders because the Shares they own are not registered in their own names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a Registered Shareholder in respect of Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees of administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)), of which the Intermediary is a participant.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to CCM are referred to as “NOBOs”. Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to CCM are referred to as “OBOs”.

3

In accordance with the requirements of National Policy 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer, of the Canadian Securities Administrators, CCM has elected to send the notice of meeting, this information circular and proxy (collectively the “Meeting Materials”) directly -to the NOBOs, and indirectly through Intermediaries to the OBOs.

The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them. OBO’s will not receive the meeting materials unless their intermediary assumes the costs of delivery.

Meeting Materials sent to Non-Registered Holders who have not waived the right to receive Meeting Materials are accompanied by a request for voting instructions (a “VIF”). This form is instead of a proxy. By returning the VIF in accordance with the instructions noted on it a Non-Registered Holder is able to instruct the Registered Shareholder how to vote on behalf of the Non-Registered Shareholder. VIFs, whether provided by CCM or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives a VIF wish to attend the Meeting or have someone else attend on his/her behalf, the Non-Registered Holder may request a legal proxy as set forth in the VIF, which will grant the Non-Registered Holder or his/her nominee the right to attend and vote at the Meeting. Non‑Registered Holders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

CCM is authorized to issue an unlimited number of Common Shares without par value (the “Common Shares”), of which 114,818,195 Common Shares are issued and outstanding.

Only the holders of Common Shares are entitled to vote at the Meeting and the holders of Common Shares are entitled to one vote for each Common Share held. The directors of CCM fixed May 21, 2013 as the record date for the determination of the shareholders entitled to vote at the Meeting.

To the knowledge of the directors and senior officers of CCM, there are no persons beneficially owning, directly or indirectly, or exercising control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting securities of CCM.

INTEREST OF CERTAIN PERSONS OR COMPANIES
IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere herein, none of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon:

(a)	any director or executive officer of CCM at any time since the commencement of CCM’s last completed financial year; and
(b)	any associate or affiliate of any of the foregoing persons.

Appointment And Remuneration Of Auditor

The management of the Company will recommend to the Meeting to appoint Smythe Ratcliffe LLP, Chartered Accountants, of 700 – 355 Burrard Street, Vancouver, British Columbia, V6C 2G8 as auditor of the Company to hold office until the close of the next Annual General Meeting of shareholders. It is proposed that the remuneration to be paid to the auditor be fixed by the directors.

4

Smythe Ratcliffe LLP was first appointed auditor of the Company on November 20, 2008.

Election of Directors

The Board of Directors presently consists of four directors and it is intended to elect three directors for the ensuing year. The term of office of each of the present directors expires at the Meeting.

The persons named in the following table are proposed by management for election as directors of the Company. Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director. In the absence of instructions to the contrary, the enclosed Proxy will be voted for the nominees listed herein.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. THE COMPANY HAS NOT RECEIVED NOTICE OF, AND MANAGEMENT IS NOT AWARE OF ANY PROPOSED NOMINEE IN ADDITION TO, THE NAMED NOMINEES.

The following information concerning the respective nominees has been furnished by each of them:

Name, Province/State and Country of Ordinary Residence	Present principal occupation, business or employment and, if not elected a director by vote of security holder, principal occupation, business or employment during the past five years(2)	Term of service as a director of the Company and Proposed Expiry Date(1) and First and Last Position in the Company	Approx. no. of voting securities beneficially owned, directly or indirectly or over which direction or control is exercised(3)
Bradford J. Cooke British Columbia, Canada	Chairman and CEO of Canarc Resource Corp.	President, CEO and Director from Jan. 22, 1987 to Jan. 1, 2006; Chairman, CEO and Director since Jan. 1, 2006	4,222,480
Bruce Bried(4) British Columbia, Canada	Vice-President, Mining for Endeavour Silver Corp. from March 2005 to February 2007; General Manager for Kinross Gold USA Inc. from January 2004 to February 2005; Consultant from January 2002 to January 2004	Director (since June 1, 2008); President and Chief Operating Officer (from February 15, 2007 to May 31, 2008)	1,080,426
Leonard Harris(4) (5) Colorado, U.S.A.	Retired, former President and General Manager of Newmont Peru Ltd.	Director since June 5, 2001	965,000

(1)	The term of office of the directors will expire at the Company’s next Annual General Meeting.

5
(2)	Unless otherwise stated above, each of the above‑named nominees has held the principal occupation or employment indicated for at least five years.
(3)	Securities beneficially owned by directors is based on information furnished to the Company by the nominees.
(4)	Member of Audit Committee.
(5)	Member of Compensation Committee.

Statement Of Executive Compensation

For the purposes of this Information Circular:

(a)	"Chief Executive Officer” or “CEO" means each individual who served as chief executive officer of the Company or acted in a similar capacity for any part of the most recently completed financial year;
(b)	"Chief Financial Officer" or “CFO” means each individual who served as chief financial officer of the Company or acted in a similar capacity for any part of the most recently completed financial year;
(c)	"Named Executive Officers" or “NEOs” means the following individuals:

               (i)             each CEO;

               (ii)            each CFO;

               (iii)           each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)	each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at the end of that financial year.

The following disclosure sets out the compensation that the Board intended to pay, make payable, award, grant give or otherwise provide to each NEO and director for the financial year ended December 31, 2012.

COMPENSATION DISCUSSION AND ANALYSIS

During the financial year ended December 31, 2012, the Company established a Compensation Committee comprised of independent directors Leonard Harris and William Price. The Board of directors is responsible for establishing and monitoring the Company’s long range plans and programs for attracting, retaining, developing and motivating employees. The Board reviews recommendations for the appointment of persons to senior executive positions, considers terms of employment including succession planning and matters of compensation. The Company originally adopted an incentive stock option plan in June 1993 and has most recently revised its incentive stock option plan in June 2012 in order to keep the incentive stock option plan current. The Company once again intends to seek shareholder approval at the upcoming Annual General Meeting to amend the Company’s incentive stock option plan to keep the terms of the plan current. There will be no increase sought to the number of shares subject to option pursuant to the Company’s incentive stock option plan.

The Company’s compensation policies and programs are designed to be competitive with similar mining exploration companies and to recognize and reward executive performance consistent with the success of the Company’s business. The significant objectives, elements and formula for compensation to be awarded to, earned by, paid to, or payable to NEOs for the year ended December 31, 2012, were to:

(i)     Attract and retain experienced and talented executive officers;

(ii)   Inspire excellence in the performance of executive officers; and

(iii) Align shareholder and executive officer interests.

6

The compensation program is designed to reward performance of the NEO of the duties and responsibilities of the particular position/ attainment of the goals set for the NEO in conjunction with the strategic plan of the issuer/ extraordinary performance beyond the goals set for the NEO.

The significant elements of compensation awarded to the NEOs are cash salary, stock options and/or annual bonuses.

Cash Salary:

The NEOs are paid a salary in order to ensure that the compensation package offered by the company is in line with that offered by other companies in our industry, and as an immediate means of rewarding the NEO for efforts expended on behalf of the company. The salary to be paid to a particular NEO is determined by publications of mining industry surveys and/or other available information from the mining and exploration industry. Payment of a cash salary fits within the objective of the compensation program since it rewards the NEO for performance of his or her duties and responsibilities. The payment of such salary may impact on other elements of the compensation package to a particular NEO.

The Compensation Committee reviews the compensation of senior officers and management, and provides recommendations to the Board of Directors for discussion and approvals, without any formal objectives, criteria and analysis.

Annual bonus: stock options, etc:

The CEO reviews any proposed bonuses and stock option grants with the President, which are then submitted to the Board of Directors for review and approval. Annual bonus, if any, and stock options are not based on objective and formal measures, such as share price and E/P ratios.

Following the year ended December 31, 2012, the Company did not take any action or make any decisions or policies that could affect a reasonable person’s understanding of any NEO’s compensation for the most recently completed financial year.

Performance Graph

The graph below compares the yearly total cumulative shareholder return on the Company’s common shares against the cumulative total shareholder return of the S&P/TSX Composite Total Return Index for Cdn $100 for the period commencing December 31, 2007 and ending December 31, 2012.

7

Chart 1 Comparison of Total Shareholder Return on Common Shares

of the Company and the Toronto Stock Exchange Indice

(based on Canadian Funds)

The graph assumes that the initial value of the investment on the stock exchange in the Company’s common shares and in the indice was $100 on the initial date.

Option Based Awards

As stated elsewhere herein, the Company has in place an Employee Incentive Stock Option Plan (the “Plan”). The Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the Board. The Plan provides that options will be issued pursuant to option agreements to directors, officers, employees or consultants of the Company or a subsidiary of the Company. All options expire on a date not later than ten (10) years after the issuance of such option. Previous grants of option-based awards are taken into account when considering new grants of options. Subject to the requirements of the policies of the TSX (the “Exchange”) and the prior receipt of any necessary regulatory approval, the Board may, in its absolute discretion, amend or modify the Plan or any outstanding option granted under the Plan, as to the provisions set out in the Plan. Management intends to seek shareholder and TSX approval to amend the Company’s Plan at the upcoming Annual General Meeting.

The process by which the Board grants option-based awards to executive officers is:

•         Options are generally granted to corporate executives in the first half of each year as part of the annual compensation review. Any special compensation is typically granted in the form of options. Options may be granted at other times of the year to individuals commencing employment with the Company. The price per share at which shares may be purchased upon the exercise of an Option will not be lower than the last recorded sale of a board lot of shares on the TSX (the “Exchange”) during the trading day immediately preceding the date of granting of the Option or, if there was no such sale, the hi/low average trading price on the Exchange for the Shares for the five trading days immediately preceding the date on which the Option is granted.

•         The Board approves base salaries, annual cash incentives and stock options at the same time to facilitate consideration of target direct compensation to executive officers. Options may be granted at other times of the year to individuals commencing employment with the Company.

8

SUMMARY COMPENSATION TABLE

The compensation paid to the NEOs during the Company’s most recently completed financial year of December 31, 2012 is as set out below and expressed in Canadian dollars unless otherwise noted:

Name and principal position	Year	Salary(1) ($)	Share-based awards ($)	Option-based awards(2) ($)	Non-equity incentive plan compensation(3) ($)		Pension value(5) ($)	All other compensation(6) ($)	Total compensation(7) ($)
					Annual incentive plans(3)	Long-term incentive plans(4)
Bradford J. Cooke, Chairman and CEO	2012 2011 2010	$35,290 $35,843 $42,819	Nil Nil Nil	$3,860 $36,832 $36,970	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$8,000 $8,000 $8,000	$47,150 $80,675 $87,789
Philip Yee, CFO	2012 2011 2010	$124,709 $91,339 $40,325	Nil Nil Nil	Nil $23,678 $22,182	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$124,709 $115,017 $62,507
Garry D. Biles President and COO	2012 2011 2010	$210,953 $199,480 $151,015	Nil Nil Nil	$3,860 $28,939 $25,879	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$214,813 $228,419 $176,894
James Moors Vice-President, Exploration	2012 2011 2010	$130,241 $103,734 $36,257	Nil Nil Nil	Nil $21,047 $18,485	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$130,241 $124,781 $54,742
Gregg Wilson(8) Vice-President, Investor Relations	2012 2011 2010	$90,391 $36,958 n/a	Nil Nil Nil	Nil $18,416 n/a	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$90,391 $55,374 n/a

Notes:

(1)	Includes the dollar value of cash and non‑cash base salary earned during a financial year covered. Includes directors fee, as applicable.
(2)	The amount represents the fair value, on the date of grant, of awards made under the Company’s Stock Option Plan. The grant date fair value has been calculated using the Black Scholes Option Pricing Model in accordance with International Financial Reporting Standards.
(3)	These amounts include annual non-equity incentive plan compensation, such as bonuses and discretionary amounts for the year ended December 31, 2012.
(4)	N/A.
(5)	N/A.
(6)	These amounts cover all compensation other than amounts already set out in the table for the year ended December 31, 2012 and include directors fees, as applicable, and annual bonuses for prior year’s performance
(7)	These amounts include dollar value of total compensation for the covered year. This is the sum of all amounts reported in columns with footnotes 1 to 6 above for each NEO and executive officer.
(8)	Gregg Wilson was appointed Vice-President (Investor Relations) in July 2011. Prior to June 2011, Mr. Wilson was Manager (Investor Relations).

INCENTIVE PLAN AWARDS

Outstanding Share-based Awards and Option-based Awards

An Incentive Stock Option Plan was created by the Company in June 1993 and periodically revised since then, with the most recent revision in June 2012 in order to keep the Company’s Incentive Stock Option Plan current. Employees of the Company are eligible for stock options and share appreciation rights (SAR’s) at the sole discretion of the Board of Directors. Management intends to seek shareholder approval and the approval of the TSX Toronto Stock Exchange to once again amend the Company’s Incentive Stock Option Plan at the upcoming Annual General Meeting – see heading “Approval of New Employee Incentive Stock Option Plan (the “2013 Plan”)” herein.

9

The following table sets out all share-based awards and option-based awards outstanding as at December 31, 2012, for each NEO:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Bradford J. Cooke	400,000 300,000 500,000 350,000 100,000 250,000	$0.29 $0.11 $0.10 $0.135 $0.10 $0.145	May 15, 2013 July 15, 2014 Sept. 8, 2015 July 6, 2016 March 23, 2013 June 18, 2017	Nil $4,500 $12,500 Nil $2,500 Nil	N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A
Philip Yee	175,000 200,000 300,000 225,000 200,000	$0.29 $0.11 $0.10 $0.135 $0.145	May 15, 2013 July 15, 2014 Sept. 8, 2015 July 6, 2016 June 18, 2017	Nil $3,000 $7,500 Nil Nil	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A
Garry Biles	200,000 200,000 350,000 275,000 100,000 225,000	$0.29 $0.11 $0.10 $0.135 $0.10 $0.145	May 15, 2013 July 15, 2014 Sept. 8, 2015 July 6, 2016 March 23, 2013 June 18, 2017	Nil Nil $8,750 Nil $2,500 Nil	N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A
James Moors	175,000 200,000 250,000 200,000 175,000	$0.29 $0.11 $0.10 $0.135 $0.145	May 15, 2013 July 15, 2014 Sept. 8, 2015 July 6, 2016 June 18,2017	Nil $3,000 $6,250 Nil Nil	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A
Gregg Wilson	200,000 150,000 150,000 175,000	$0.10 $0.29 $0.11 $0.135	Sept. 8, 2015 May 15, 2013 July 15, 2014 July 6, 2016	$5,000 Nil $2,250 Nil	N/A N/A N/A N/A	N/A N/A N/A N/A

Notes:

(1)	Calculated based on the difference between the closing market price of the common shares on the last trading day of the most recently completed financial year (being $0.13 on December 31, 2012) and the exercise or base price of the option.

Employment Agreements

Messrs. Garry Biles, James Moors, Philip Yee and Gregg Wilson have entered into employment agreements with the Company. Particulars of their Employment Agreements are set out herein under the heading “Termination and Change of Control Benefits”.

10

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plan awards (value vested or earned) during the year ended December 31, 2012, for each NEO:

Name	Option-based awards (1) ($)		Share-based awards		Non-equity incentive plan compensation – Value earned during the year ($)
	No. of Securities Underlying Options Vested	Value vested during the year	No. of Shares or Units of Shares Vested	Value vested during the year(2) ($)
Bradford J. Cooke	440,000	$7,475	N/A	N/A	Nil
Philip Yee	210,000	$2,625	N/A	N/A	Nil
Garry Biles	350,000	$6,200	N/A	N/A	Nil
James Moors	180,000	$2,200	N/A	N/A	Nil
Gregg Wilson	150,000	$1,775	N/A	N/A	Nil
(1)	Aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date
(2)	Aggregate dollar value realized upon vesting of share-based awards

PENSION PLAN BENEFITS

The Company has no pension plans for its directors, officers or employees.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Bradford J. Cooke, an NEO, is a party to a verbal agreement with the Company whereby he is re-imbursed for time spent. There are no specific terms relating to severance or notice beyond what may be provided by statute or common law. During the financial year ended December 31, 2012, Bradford J. Cooke received $35,290 in salary and $8,000 in Director’s fees from the Company for services rendered.

The Company has employment agreements which include change of control provisions with each of Garry Biles, James Moors, Philip Yee and Gregg Wilson, which agreements have been approved by the board of directors. The change of control provisions recognize the critical nature of these positions and the individuals involved and the requirement to protect the individuals from disruption to their employment in the event of a change of control of the Company. The change of control provisions are designed to treat the individuals in a manner consistent with industry standards for executives in similar positions.

If a change of control of the Company had occurred on December 31, 2012, the total cost to the Company of related payment to the NEOs is estimated at CAD$1,058,940. Estimated payments to individual NEOs are described below assuming mentioned events have occurred on December 31, 2012.

Garry Biles, President and COO

Garry Biles initially entered into an agreement dated effective January 23, 2007 (the “Prior Agreement”) whereby the parties entered into a Consulting Agreement to provide the Company with the services of Garry Biles as V-P, Mining and General Manager, New Polaris in consideration and upon the terms set out in the Prior Agreement, as amended June 1, 2011. Effective January 1, 2012, the parties entered into an Executive Employment Agreement (the “Biles Contract”) which replaced and superseded the Prior Agreement and confirmed Mr. Biles’ appointment as the President and COO of the Company and that his services and skills may be provided to other companies that share office space with the Company including but not limited to Caza Gold Corp., Aztec Metals Corp., or other companies located on the premises, or their subsidiaries (the “Other Entities”), and that his salary may, in part, be paid by one of those Other Entities. The Biles Contract is for a period of one year, with automatic renewal on its anniversary date for an additional one year term and contains provisions regarding base salary, short-term incentives, eligibility for benefits and security based compensation. The Biles Contract also contains confidentiality provisions of indefinite application. The Biles Contract provides that, upon termination without cause, Mr. Biles is entitled to receive approximately CAD$200,000 based on an amount equal to his estimated annual salary at the time of termination, plus the amount of the previous year’s annual bonus and any outstanding stock options will remain in good standing for 30 days. The Biles Contract provides that upon voluntary resignation, Mr. Biles is required to provide the Company with 90 days’ written notice and to assist the Company, and on a best efforts basis, with finding a replacement acceptable to the Board of Directors. In the event of a resignation or termination within 6 months of a change in control, Mr. Biles is entitled to receive approximately CAD$400,000 based on an amount equal to twice his estimated annual salary at the time of termination, plus the amount which equals two times the amount of any annual bonus paid to Mr. Biles within the 12 month period prior to the time of termination The Biles Contract also contains non-competition and non-solicitation clauses effective during the term of employment.

11

James Moors, Vice-President, Exploration

James Moors initially entered into an agreement dated effective June 1, 2011 (the “Prior Agreement”) whereby the parties entered into a Consulting Agreement to provide the Company with the services of James Moors as Vice-President, Exploration in consideration and upon the terms set out in the Prior Agreement. Effective January 1, 2012, the parties entered into an Executive Employment Agreement (the “Moors Contract”) which replaced and superseded the Prior Agreement and confirmed Mr. Moors’ appointment as the Vice-President of Exploration of the Company and that his services and skills may be provided to other companies that share office space with the Company including but not limited to Caza Gold Corp., Aztec Metals Corp., or other companies located on the premises, or their subsidiaries (the “Other Entities”), and that his salary may, in part, be paid by one of those Other Entities. The Moors Contract is for a period of one year, with automatic renewal on its anniversary date for an additional one year term and contains provisions regarding base salary, short-term incentives, eligibility for benefits and security based compensation. The Moors Contract also contains confidentiality provisions of indefinite application. The Moors Contract provides that, upon termination without cause, Mr. Moors is entitled to receive approximately CAD$120,000 based on an amount equal to his estimated annual salary at the time of termination, plus the amount of the previous year’s annual bonus and any outstanding stock options will remain in good standing for 30 days. The Moors Contract provides that upon voluntary resignation, Mr. Moors is required to provide the Company with 90 days’ written notice and to assist the Company, and on a best efforts basis, with finding a replacement acceptable to the Board of Directors. In the event of a resignation or termination within 6 months of a change in control, Mr. Moors is entitled to receive approximately CAD$240,000 based on an amount equal to twice his estimated annual salary at the time of termination, plus the amount which equals two times the amount of any annual bonus paid to Mr. Moors within the 12 month period prior to the time of termination The Moors Contract also contains non-competition and non-solicitation clauses effective during the term of employment.

Philip Yee, CFO, Vice-President, Finance

Philip Yee initially had an unwritten employment services arrangement (the “Prior Agreement”) whereby Philip Yee provided the Company with the services of Philip Yee as Chief Financial Officer of the Company, all in consideration and upon the terms as agreed to. Effective January 1, 2012, the parties entered into an Executive Employment Agreement (the “Yee Contract”) which replaced and superseded the Prior Agreement and confirmed Mr. Yee’s appointment as the Chief Financial Officer and Vice-President, Finance of the Company and that his services and skills may be provided to other companies that share office space with the Company including but not limited to Caza Gold Corp., Aztec Metals Corp., or other companies located on the premises, or their subsidiaries (the “Other Entities”), and that his salary may, in part, be paid by one of those Other Entities. The Yee Contract is for a period of one year, with automatic renewal on its anniversary date for an additional one year term and contains provisions regarding base salary, short-term incentives, eligibility for benefits and security based compensation. The Yee Contract also contains confidentiality provisions of indefinite application. The Yee Contract provides that, upon termination without cause, Mr. Yee is entitled to receive approximately CAD$193,500 based on an amount equal to his estimated annual salary at the time of termination, plus the amount of the previous year’s annual bonus and any outstanding stock options will remain in good standing for 30 days. The Yee Contract provides that upon voluntary resignation, Mr. Yee is required to provide the Company with 90 days’ written notice and to assist the Company, and on a best efforts basis, with finding a replacement acceptable to the Board of Directors. In the event of a resignation or termination within 6 months of a change in control, Mr. Yee is entitled to receive approximately CAD$387,000 based on an amount equal to twice his estimated annual salary at the time of termination, plus the amount which equals two times the amount of any annual bonus paid to Mr. Yee within the 12 month period prior to the time of termination. The Yee Contract also contains non-competition and non-solicitation clauses effective during the term of employment.

12

Gregg Wilson, Vice-President, Investor Relations

Gregg Wilson initially had an unwritten employment services arrangement (the “Prior Agreement”) whereby Gregg Wilson provided the Company with the services of Gregg Wilson supporting the investor relations of the Company, all in consideration and upon the terms as agreed to. Effective January 1, 2012, the parties entered into an Executive Employment Agreement (the “Wilson Contract”) which replaced and superseded the Prior Agreement and confirmed Mr. Wilson’s appointment as Vice-President, Investor Relations of the Company and that his services and skills may be provided to other companies that share office space with the Company including but not limited to Caza Gold Corp., Aztec Metals Corp., or other companies located on the premises, or their subsidiaries (the “Other Entities”), and that his salary may, in part, be paid by one of those Other Entities. The Wilson Contract is for a period of one year, with automatic renewal on its anniversary date for an additional one year term and contains provisions regarding base salary, short-term incentives, eligibility for benefits and security based compensation. The Wilson Contract also contains confidentiality provisions of indefinite application. The Wilson Contract provides that, upon termination without cause, Mr. Wilson is entitled to receive approximately CAD$90,000 based on an amount equal to his estimated annual salary at the time of termination, plus the amount of the previous year’s annual bonus and any outstanding stock options will remain in good standing for 30 days. The Wilson Contract provides that upon voluntary resignation, Mr. Wilson is required to provide the Company with 90 days’ written notice and to assist the Company, and on a best efforts basis, with finding a replacement acceptable to the Board of Directors. In the event of a resignation or termination within 6 months of a change in control, Mr. Wilson is entitled to receive approximately CAD$180,000 based on an amount equal to twice his estimated annual salary at the time of termination, plus the amount which equals two times the amount of any annual bonus paid to Mr. Wilson within the 12 month period prior to the time of termination The Wilson Contract also contains non-competition and non-solicitation clauses effective during the term of employment.

13

DIRECTOR COMPENSATION

Director Compensation Table

Each director of the Company earns a quarterly director’s fee of $2,000.

The compensation provided to the directors, excluding a director who is included in disclosure for an NEO for the Company’s most recently completed financial year of December 31, 2012 is:

Name(1)	Fees earned ($) (2)	Share-basedAwards ($)		Option-based awards ($) (3)		Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation(4) ($)	Total ($)
		No. of Shares or Units of Shares	Value based on Grant Date Fair Value	No. of Securities Underlying Options	Value based on Grant Date Fair Value
Derek Bullock (5)	$3,444	Nil	Nil	Nil	N/A	Nil	Nil	Nil	$3,444
Leonard Harris	$8,000	Nil	Nil	225,000	$3,860	Nil	Nil	Nil	$11,860
William Price (6)	$8,000	Nil	Nil	125,000	$Nil	Nil	Nil	Nil	$8,000
Bruce Bried	$8,000	Nil	Nil	225,000	$3,860	Nil	Nil	Nil	$11,860

Notes:

(1)	Does not include disclosure for a director who is also an NEO unless compensation has not previously been fully disclosed herein.
(2)	Includes all fees awarded, earned, paid or payable in cash for services as a director, including annual retainer fees, committee, chair and meeting fees.
(3)	The amount represents the fair value, on the date of grant, of awards made under the Company’s Stock Option Plan. The grant date fair value has been calculated using the Black Scholes Option Pricing Model in accordance with International Financial Reporting Standards.
(4)	Includes all compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly.
(5)	Derek Bullock resigned as a director of the Company on June 5, 2012.
(6)	William Price will not stand for re-election at the Annual General Meeting to be held on June 25, 2013.

The following table sets out all share-based awards and option-based awards outstanding as at December 31, 2012, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

14

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Leonard Harris	80,000 140,000 100,000 125,000 125,000	$0.10 $0.135 $0.10 $0.145 $0.29	Sept. 8, 2015 July 6, 2016 March 23, 2013 June 18, 2017 May 15, 2013	$2,000 Nil $2,500 Nil Nil	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A
William Price	100,000 200,000 175,000 125,000	$0.11 $0.10 $0.135 $0.145	July 15, 2014 Sept. 8, 2015 July 6, 2016 June 18, 2017	Nil Nil Nil Nil	N/A N/A N/A N/A	N/A N/A N/A N/A
Bruce Bried	100,000 160,000 175,000 100,000 125,000	$0.11 $0.10 $0.135 $0.10 $0.145	July 15, 2014 Sept. 8, 2015 July 6, 2016 March 12, 2013 June 18, 2017	Nil Nil Nil Nil Nil	N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A

Notes:

Calculated based on the difference between the closing market price of the common shares on the last trading day of the most recently completed financial year (being $0.13 on December 31, 2012) and the exercise or base price of the option.

The following table sets out all incentive plan awards (value vested or earned) during the year ended December 31, 2012, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

Name	Option-based awards		Share-based awards		Non-equity incentive plan compensation – Value earned during the year ($)
	No. of Securities Underlying Options Vested	Value vested during the year(1) ($)	No. of Shares or Units of Shares Vested	Value vested during the year(2) ($)
Derek Bullock (3)	N/A	$Nil	N/A	N/A	Nil
Leonard Harris	250,000	$4,900	N/A	N/A	Nil
William Price	150,000	$1,775	N/A	N/A	Nil
Bruce Bried	250,000	$4,900	N/A	N/A	Nil
(1)	Aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date
(2)	Aggregate dollar value realized upon vesting of share-based awards
(3)	Derek Bullock resigned as a director of the Company on June 5, 2012.

15

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company currently has in place is the Company’s Incentive Stock Option Plan (the “Plan”) which was created by the Company in May, 2006 and approved by the shareholders of the Company at the Annual General Meetings held June 29, 2006, June 15, 2010 and June 5, 2012.

The Company’s Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by a committee of the board of directors of the Company. The Plan provides that options will be issued to directors, officers, employees and consultants of the Company or a subsidiary of the Company. The Plan provides that the number of common shares issuable under the Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, may not exceed 18,888,434 Common Shares, being 16.45% of the Company’s current issued and outstanding share capital (114,818,195 shares as of May 27, 2013). As previously stated, management intends to seek the approval of the TSX and the shareholders of the Company, to amend the Plan at the upcoming Annual General Meeting.

The objective of the Plan is to provide for and encourage ownership of common shares of the Company by its directors, officers, key employees, and consultants and those of any subsidiary companies so that such persons may increase their stake in the Company and benefit from increases in the value of the common shares. The Plan is designed to be competitive with the benefit programs of other companies in the natural resource industry. It is the view of management that the Plan is a significant incentive for the directors, officers, key employees, and consultants to continue and to increase their efforts in promoting the Company's operations to the mutual benefit of both the Company and such individuals.

As at May 27, 2013, incentive stock options to purchase up to a total of 6,925,000 common shares are outstanding (6.03% of the Company’s current issued and outstanding share capital of 114,818,195). As at May 27, 2013, there were available for granting a total of 11,963,434 incentive stock options (approximately 10.04% of the Company’s current issued and outstanding share capital).

Some of the more material attributes of the Company’s Plan are as follows:

•	The Plan complies with the rules set forth for such plans by TSX Toronto Stock Exchange (the “Exchange”) and provides for the issuance of Options to directors, executive officers, employees, and consultants of the Company and its subsidiaries to purchase common shares of the Company. The Options are issued at the discretion of a committee made up of the Board of Directors (the “Committee”);

•	The number of shares reserved for issuance pursuant to Options granted to insiders under the Plan may not exceed 10% of the number of Common Shares outstanding at the time of the grant (unless disinterested shareholder approval has been received);

•	The issuance to insiders, within any 12 month period, of Common Shares pursuant to the Plan may not exceed 10% of the number of Common Shares outstanding at the time of the grant (unless disinterested shareholder approval has been received);

•	In no event shall the aggregate number of shares reserved for issuance pursuant to Options granted to any one Optionee exceed 5% of the Outstanding Issued (unless disinterested shareholder approval has been received);

•	The price per share (the “Market Price”) at which shares may be purchased upon the exercise of an Option will not be lower than the last recorded sale of a board lot of shares on the Exchange during the trading day immediately preceding the date of granting of the Option or, if there was

16
•	no such sale, the hi/low average trading price on the Exchange for the Shares for the five trading days immediately preceding the date on which the Option is granted;

•	The Company presently does not have a share purchase plan, however, under the Plan, an Optionee may, as has been previously determined by the Board on a case by case basis, have the right (the “Right”) when entitled to exercise an Option, to terminate such Option in whole or in part by notice in writing to the Company and in lieu of receiving Common Shares pursuant to the exercise of the Option, shall receive instead and at no cost to the participant that number of Common Shares, disregarding fractions, which, when multiplied by the Market Price on the day immediately prior to the exercise of the Right, have a total value equal to the product of that number of Common Shares subject to the Option times the difference between the Market Price on the day immediately prior to the exercise of the Right and the Option exercise price;

•	Options granted may have a vesting period as required by the Board on a case by case basis;

•	Options may be exercisable during a period not exceeding ten years, or such lesser period as may be determined by the Board;

•	An Option granted to a person who is a Director, Employee, Consultant or Executive Officer shall normally terminate no longer than 30 days after such person ceases to be in at least one of those categories. However, the Committee may also set termination periods as they deem appropriate, subject to all applicable laws and Exchange policies. Any Option or portions of Options of terminated individuals not so exercised will terminate and will again be available for future Options under the Plan. A change of employment will not be considered a termination so long as the Optionee continues to be employed by the Company or its subsidiaries;

•	An Option may not be assigned or transferred. During the lifetime of an Optionee, the Option may be exercised only by the Optionee;

•	In the event of the death of an Optionee, Options held by such Optionee may be exercised until the earlier of 60 days of the grant of probate or similar documents and one year from the date of death, after which the Options terminate;

•	The Plan requires shareholder approval for any amendment to increase the fixed number of shares issuable under the Plan;

•	Disinterested shareholder approval shall be required for the reduction in the exercise price per share of Options previously granted to Insiders;

•	Pursuant to the Plan, Options shall be granted pursuant to an Option agreement in a form that complies with the rules and policies of the Exchange, which provides, in addition to other matters, that all Options granted shall be non-assignable and no financial assistance will be provided with respect to the exercise of Options; and

•	The Board may alter, suspend or discontinue the Plan as it deems appropriate, subject to obtaining shareholder approval to any increase in the aggregate number of shares subject to option under the Plan or a price reduction of an Option held by insiders.

Reference is made to the section captioned “Election of Directors” for further details with respect to the present positions of the Company’s directors and the number of shares held in the Company.

17

The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2012.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by Securityholders	9,999,000 options	$0.15	8,889,434*
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	9,999,000 options	$0.15	8,889,434*

* As at December 31, 2012. This figure is approximate as the actual number of options available depends on many factors, including the number of options exercised and the number of options cancelled or expired since the date of shareholder approval of the Plan.

Audit Committee

The Company’s audit committee is currently comprised of three directors, Bruce Bried, Leonard Harris and William Price. Derek Bullock, a former audit committee member, resigned as a director during the most recently completed financial year, i.e. on June 5, 2012. William Price will not stand for re-election at the Annual General Meeting to be held on June 25, 2013. All members of the Audit Committee are financially literate. The Company considers “financial literacy” to be the ability to read and understand a company’s fundamental financial statements, including a company’s balance sheet, income statement and a cash flow statement.

The Audit Committee assists the Board in its oversight functions as they relate to the integrity of the Company’s financial statements and accounting processes, and the independent auditors qualifications and independence. In this regard the Audit Committee has primary responsibility for the Company’s financial reporting, accounting systems and internal controls. The Audit Committee has the following duties and responsibilities: (a) assisting the Board in fulfilling its responsibilities relating to the Company’s accounting and reporting practices; (b) reviewing the audited financial statements of the Company and recommending whether such statements should be approved by the Board; (c) reviewing and approving unaudited interim financial statements of the Company; (d) reviewing and approving the Company’s MD&A and any press releases related to the annual and interim financial statements or any MD&A before the Company discloses this information; (e) recommending to the Board the firm of independent auditors to be nominated for appointment by shareholders at each annual general meeting of the Company and, where appropriate, the removal of the Company’s independent auditors; (f) recommending to the Board the compensation to be paid to the independent auditors; (g) reviewing the audit engagement and scope of audits to be conducted by the Company’s independent auditors; (h) monitoring and evaluating the independence and performance of the Company’s independent auditors; (i) overseeing the work of the Company’s independent auditors, including the resolution of disagreements between management and the independent auditors regarding financial reporting; (j) pre-approving all non-audit services to be provided to the Company by its independent auditors prior to the commencement of such services; (k) in consultation with management and the independent auditors, reviewing the integrity, adequacy and timeliness of the Company’s financial reporting and internal control structure; (l) monitoring the Company’s compliance with legal and regulatory requirements related to financial reporting and disclosure; (m) discussing with management and the independent auditor the adequacy and effectiveness of the Company’s financial accounting systems and internal control procedures; (n) reviewing and approving the appointment of the Company’s chief financial officer and key financial executives; (o) establishing procedures for the receipt, retention, confidentiality and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; (p) annually reviewing and reassessing the adequacy of the duties and responsibilities of the Audit Committee set out in the Board’s formal written mandate; and (q) any other matters that the Audit Committee feels are important to its mandate or that the Board chooses to delegate to it. The Audit Committee is empowered to instruct and retain independent counsel or other advisors, set the pay and compensation for any such advisors and communicate directly with the independent auditors, as it determines necessary to carry out its duties, at the expense of the Company. The Audit Committee also has oversight responsibility for the Company’s internal audit group and function, and reviews and assesses internal audit findings. Additional information relating to the Audit Committee is contained in the Company’s Annual Information Form for the year ended December 31, 2012 as filed on SEDAR on March 27, 2013 (see www.sedar.com).

18

Statement Of Corporate Governance Practices

The Company is required to report annually to its shareholders on its corporate governance practices and policies with reference to National Policy 58-201, Corporate Governance Guidelines (the “Policy”) and National Instrument 58-101, Disclosure of Corporate Governance Practices, adopted by the Canadian Securities Administrators effective June 30, 2005 and amended March 17, 2008.

The Board of Directors

The Board currently consists of four directors, of which three directors (Leonard Harris, William Price and Bruce Bried) are currently “independent” in the context of the Policy. Bradford J. Cooke is not independent because he is the Chairman of the Board and CEO of the Company. Accordingly, a majority of the board of directors is independent.

Certain directors of the Company are presently directors of other issuers that are reporting issuers (or the equivalent) in any jurisdiction including foreign jurisdictions, as follows:

Director	Other Reporting Issuers
Bradford Cooke	Caza Gold Corp.
Endeavour Silver Corp.
Radius Gold Inc.

Leonard Harris	Coronet Metals Inc.
Cardero Resource Corp.
Solitario Exploration & Royalty Corp.
Orovero Resources Corp.
Abzu Gold Ltd.
Indico Resources Ltd.
Wealth Minerals Ltd.

William Price	N/A

Bruce Bried	International Montoro Resources Inc.

19

The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, during the course of a directors’ meeting, if a matter is more effectively dealt with without the presence of members of management, the independent directors ask members of management to leave the meeting, and the independent directors then meet in camera.

Bradford J. Cooke is the Chair of the board of directors of the Company. William Price, as an independent director, was appointed the Lead Director of the Board, with the mandate to ensure that the Board’s Agenda will enable it to successfully carry out its duties and to do so without interference from the Chairman of the Board that could result in potential conflicts from his status as a non-independent Board member. Bradford J. Cooke is also a director of Caza Gold Corp.

Since January 1, 2012, the Company has held six (6) board meetings. The attendance record of the directors at the board meetings held during the financial year ended December 31, 2012 is as follows:

Name of Director	Attendance at Board Meetings
Bradford J. Cooke	6 of 6 meetings
Derek Bullock*	3 of 6 meetings
Leonard Harris	6 of 6 meetings
William Price	5 of 6 meetings
Bruce Bried	5 of 6 meetings

*Derek Bullock resigned as a director effective June 5, 2012.

The board of directors of the Company has not adopted a written code for the directors, officers and employees.

Board Mandate

The Company does not have a written Board Mandate. The Board of Directors is responsible for supervising management in carrying on the business and affairs of the Company. Directors are required to act and exercise their powers with reasonable prudence in the best interests of the Company. The Board agrees with and confirms its responsibility for overseeing management's performance in the following particular areas:

  the strategic planning process of the Company;
  identification and management of the principal risks associated with the business of the Company;
  planning for succession of management;
  the Company's policies regarding communications with its shareholders and others; and
  the integrity of the internal controls and management information systems of the Company.

In carrying out its mandate, the Board relies primarily on management to provide it with regular detailed reports on the operations of the Company and its financial position. The Board reviews and assesses these reports and other information provided to it at meetings of the full Board and of its committees. The Chairman and CEO is a member of the Board, giving the Board direct access to information in his areas of responsibility. Other management personnel regularly attend Board meetings to provide information and answer questions. Directors also consult from time to time with management and have, on occasion, visited the properties of the Company. The reports and information provided to the Board include details concerning the monitoring and management of the risks associated with the Company's activities, such as compliance with safety standards and legal requirements, environmental issues and the financial position and liquidity of the Company. At least annually, the Board reviews management's report on its business and strategic plan and any changes with respect to risk management and succession planning.

20

Position Descriptions

The Board of directors has not yet developed written position descriptions for the Chairman, the chairman of any Board committees, the CEO, the President or the CFO. The Board is of the view that given the size of the Company, the relatively frequent discussions between Board members, the CEO, the President and the CFO and the experience of the individual members of the Board, the responsibilities of such individuals are known and understood without position descriptions being reduced to writing. The Board will evaluate this position from time to time, and if written position descriptions appear to be justified, they will be prepared.

Orientation and Continuing Education

The Board does not have a formal policy relating to the orientation of new directors and continuing education for directors. The appointment of a new director is a relatively infrequent event in the Company’s affairs, and each situation is addressed on its merits on a case-by-case basis. The Company has a relatively restricted scope of operations, and most candidates for Board positions will likely have past experience in the mining business; they will likely be familiar therefore with the operations of a resource company of the size and complexity of the Company. The Board, with the assistance of counsel, keeps itself apprised of changes in the duties and responsibilities of directors and deals with material changes of those duties and responsibilities as and when the circumstances warrant. The Board will evaluate these positions, and if changes appear to be justified, formal policies will be developed and followed.

Ethical Business Conduct

The Company has adopted a whistle blower policy, which is set out in its Charter of the Audit Committee which is available for viewing on SEDAR in the Company’s AIF as filed on SEDAR on March 29, 2012.

Nomination of Directors

The Board has neither a formal policy for identifying new candidates for Board nomination nor a permanent nominating committee. If and when the Board determines that its size should be increased or if a director needs to be replaced, a nomination committee comprised entirely of independent directors will be established. The terms of reference of such a committee will be determined when it is created, but are expected to include the determination of the independence of the candidate, his or her experience in the mining business and compatibility with the other directors.

Compensation

Taking into account the Company’s present status as an exploration-stage enterprise, the Board of Directors reviews the adequacy and form of compensation provided to Directors on a periodic basis to ensure that the compensation is commensurate with the responsibilities and risks undertaken by an effective director.

21

Report on Executive Compensation

The Company’s compensation program is based on a pay-for-performance philosophy. The compensation program is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term. Base salaries are set at levels which are competitive with the base salaries paid by companies within the mining industry having comparable capitalization to that of the Company, thereby enabling the Company to compete for and retain executives critical to the Company’s long term success. Incentive compensation is directly tied to corporate and individual performance. Share ownership opportunities are provided to align the interests of executive officers with the longer-term interests of shareholders.

Compensation for each of the named executive officers, as well as for executive officers as a whole, consists of a base salary, along with annual incentive compensation in the form of an annual bonus, if any, and a longer-term incentive in the form of stock options. As an executive officer’s level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation shifts towards stock options, thereby increasing the mutuality of interest between executive officers and shareholders.

The Board meets as required, but at least quarterly. The Board reviews management compensation policies and benefits, monitors management succession planning and conducts an annual review of the overall condition and quality of the Company's human resources. In addition, the Committee has the specific mandate to review and approve executive compensation. In carrying out this mandate, the Committee assesses on an annual basis the performance of the CEO against established objectives and reviews performance reports submitted for other executive officers.

Base Salary

The Board approves ranges for base salaries for employees at all levels of the Company based on reviews of market data from peer groups and industry in general. The level of base salary for each employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Company.

The Company’s CEO prepares recommendations for the Board with respect to the base salary to be paid to the CEO and other senior executive officers. The CEO’s recommendations for base salaries for the senior executive officers, including the CEO, the President and the CFO, are then submitted for approval by the Board.

Bonus

The Board annually evaluates performance and may allocate an amount for payment of bonuses to executive officers and senior management. The aggregate amount for bonuses to be paid will vary with the degree to which targeted corporate performance was achieved for the year. The individual performance factor allows the Company effectively to recognize and reward those individuals whose efforts have assisted the Company to attain its corporate performance objective.

The CEO prepares recommendations for the Board with respect to any bonuses to be paid to the executive officers and to senior management.

Stock Options

The Incentive Stock Option Plan (the “Plan”) is administered by the Board. The Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability and to reward individuals for current performance and expected future performance. The Board considers stock option grants when reviewing executive officer compensation packages as a whole.

22

Directors’ and Officers’ Liability Insurance

The Company has the benefit of insurance policies for itself and its directors and officers against liability incurred by them in the performance of their duties as directors and officers of the Company. The approximate amount of the premiums charged in respect of the policy on account of directors’ and officers’ liability, which came into force in the fall of 2004, was US$25,000 per annum. Chartis Insurance Company of Canada has provided coverage since the fall of 2007, with premiums of $16,500 for fiscal 2013. The aggregate amount of coverage under the policy is $1,000,000 subject to retentions of $50,000, depending on the type of claim made.

Other Board Committees

At present, the Board has established an Audit Committee and a Compensation Committee (as discussed elsewhere herein). The Board of Directors is of the view that the decision to not set up various committees such as a Nominating, Human Resources, or Governance Committee is appropriate having regard to cost and time issues and the size of the Company.

Assessments

The Board has no formal process for the assessment of the effectiveness and contribution of the individual directors. Each director has extensive public company experience and is familiar with what is required of him. Frequency of attendance at Board and committee meetings and the quality of participation in such meetings are two of the criteria by which the performance of a director will be assessed.

FINANCIAL STATEMENTS, DIRECTORS’ REPORT, MANAGEMENT’S DISCUSSION AND ANALYSIS & ADDITIONAL INFORMATION

Current financial information relating to CCM may be found on SEDAR at www.sedar.com. A securityholder may contact CCM to request copies of CCM’s financial statements and Management’s Discussion and Analysis (“MD&A”). Financial information is provided in CCM’s comparative financial statements and MD&A for its most recently completed financial year.

INDEBTEDNESS TO COMPANY OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors, executive officers, employees, former executive officers, directors and employees of CCM or any of its subsidiaries, proposed nominees for election or associates of such persons is or has been indebted to CCM (other than routine indebtedness) in excess of $50,000 at any time for any reason whatsoever, including the purchase of securities of CCM or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since the commencement of CCM's last completed financial year, other than as disclosed elsewhere herein, no informed person of CCM, any proposed director of CCM or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect CCM. In December 2007, CCM’s then wholly-owned subsidiary, Caza Gold, received proceeds of CAD$300,000 in demand loans of which CAD$180,000 were from directors and officers of CCM. The loans were repayable on demand and had an interest rate of 9% per annum. In June 2008, CCM closed a Plan of Arrangement with Caza Gold in which Caza Gold was longer a wholly-owned subsidiary of CCM.

23

On June 25, 2008, CCM proceeded to close the aforementioned Plan of Arrangement (the “Arrangement”) with Caza Gold whereby approximately 83% of CCM’s interest in Caza Gold was distributed to the shareholders of CCM. Under the Arrangement, CCM transferred all its interest in its wholly-owned Mexican subsidiary which holds all the rights to the Mexican gold exploration properties to Caza Gold in return for 14,346,527 shares of Caza Gold, of which CCM distributed 11,950,577 Caza Gold shares by way of a dividend in kind to CCM’s shareholders on the basis of one share of Caza Gold for every six shares of CCM held by CCM shareholders as of the dividend record date. As at December 31, 2010, CCM no longer held any shares of Caza Gold. The property interests which were transferred from the Company to Caza Gold include the Los Arrastres, Santiago and Santiago Fraction properties.

In May 2009, the Company received $53,490 in demand loans from certain directors and an officer of the Company. The loans are repayable on demand and bore an interest rate of 9% per annum which was increased to 12% effective September 1, 2010, and were previously secured by the Company’s shareholdings in Caza Gold Corp., a company with one common director (“Caza”), at CAD$0.25 per share of Caza which has been replaced by a loan bonus of 12%, payable upon repayment, effective September 1, 2010. As at December 31, 2011, notes payable include interest accrual of $19,500 and loan bonus accrual of $7,300.

The Company arranged demand loans of $200,380 from certain directors and an officer of the Company in March 2012. Further demand loans from certain directors for $98,930 were received in May 2012 and $59,130 in July 2012. These loans were repayable on demand and bore an interest rate of 12% compounded monthly with interest payable semi-annually.

In October 2012, the Company repaid $212,550 in principal amounts of notes payable. Then in December 2012, the company repaid a total of $269,500 in loan principal, bonus and interest in full settlement of all outstanding demand loans.

The term “informed person” as defined in National Instrument 51-102, Continuous Disclosure Obligations, means

(a)	a director or executive officer of a reporting issuer;
(b)	a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer;
(c)	any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and
(d)	a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

MANAGEMENT CONTRACTS

There are no management functions of CCM which are to any substantial degree performed by a person other than a director or executive officer of CCM.

24

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Approval Of New Employee Incentive Stock Option Plan (the “2013 Plan”)

As stated elsewhere herein, the only equity compensation plan which the Company currently has in place is the Company’s Incentive Stock Option Plan (the “Original Plan”) which was created by the Company in May, 2006 and approved by the shareholders of the Company at the Annual General Meetings held June 29, 2006, June 15, 2010 and June 5, 2012.

The Company would now like to seek shareholder approval to replace the Company’s Original Plan to update its terms to coincide with TSX policy changes, and current approved corporate practices. Subject also to final TSX approval, the Company proposes to replace the Original Plan with the 2013 Plan. The 2013 Plan (and the Company’s Original Plan) was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. As with the Original Plan, the 2013 Plan will, if approved, be administered by a committee of the board of directors of the Company, and provide that options will be issued to directors, officers, employees and consultants of the Company or a subsidiary of the Company. The 2013 Plan is designed to be competitive with the benefit programs of other companies in the natural resource industry. It is the view of management that the 2013 Plan is an important incentive for the directors, officers and key employees to continue and to increase their efforts in promoting the Company's operations to the mutual benefit of both the Company and such individuals.

The Original Plan provided that the number of common shares issuable under it, together with all of the Company’s other previously established or proposed share compensation arrangements, may not exceed 18,888,434 Common Shares, being, as at April 18, 2013, 16.7 % of the Company’s then current issued and outstanding share capital of 112,818,195 shares. The Company does not propose to increase the amount of shares available for option at this time. As previously stated, management intends to seek the approval of the TSX and the shareholders of the Company, to amend the Original Plan at this Annual General Meeting.

A copy of the 2013 Plan is attached hereto as Schedule "A". Reference should be made thereto for a complete statement of the terms and conditions of the 2013 Plan. Under the policies of the TSX, any new stock option plan is required to be approved by the shareholders and the TSX. As at May 27, 2013, the Company had 6,925,000 stock options outstanding (6.03% of the Company’s issued and outstanding share capital of 114,818,195), 11,963,434 stock options available for issuance (10.4% of the Company’s issued and outstanding share capital).

Summary

The following is a summary of the material terms of the 2013 Plan:

(a)    all options granted under the 2013 Plan are non-assignable and non-transferable and can be exercised for up to a period of 10 years. The expiry date of outstanding Options held by Optionees which may expire during a restricted trading period, imposed by the Company in accordance with applicable securities laws (a "Blackout Period"), will be extended for a period of 10 business days commencing on the first business day after the expiry date of the Blackout Period to provide such Optionees with an extension to the right to exercise such Options.

(b)    directors, officers, consultants and employees of the Company and its subsidiaries will be eligible to receive Options;

25

(c)    the price per Share at which Shares may be purchased upon the exercise of an Option will not be lower than the “Market Price”, defined as the last recorded sale of a board lot of Shares on the TSX during the trading day immediately preceding the date of granting of the Option or, if there was no such sale, the average high and low trading prices on the TSX of the Shares for the five trading days immediately preceding the date on which the Option is granted;

(d)    if any Optionee dies holding an Option which has not been fully exercised, his personal representative, heirs or legatees may, at any time within 60 days of grant of probate of the will, or letters of administration of the estate of the decedent, or within one year after the date of such death, whichever is the lesser time (notwithstanding the normal expiry date of the Option) exercise the Option with respect to the unexercised balance of the Shares subject to the Option;

(e)   if an optionee ceases to be employed by or to provide services to the Company or ceases to act as a director or officer of the Company or a subsidiary of the Company, except in the event of the death of the optionee, any option held by such optionee shall terminate within 30 days. If an optionee is terminated for cause, the Company may terminate the option immediately;

(f)    Share Appreciation Rights - an Optionee may, if so determined by the Board on a case by case basis, have the right (the “Right”) when entitled to exercise an Option, to terminate such Option in whole or in part by notice in writing to the Company and in lieu of receiving Common Shares pursuant to the exercise of the Option, shall receive instead and at no cost to the participant that number of Common Shares, disregarding fractions, which, when multiplied by the Market Price on the day immediately prior to the exercise of the Right, have a total value equal to the product of that number of Common Shares subject to the Option times the difference between the Market Price on the day immediately prior to the exercise of the Right and the Option exercise price. These Share Appreciation Rights, or “SAR’s”, allow the Optionee to receive, approximately, just the ‘profit’ he or she would otherwise have received, without them having to, as is often required, sell Company shares into the market to have sufficient funds to pay the exercise price of the option and to prepay required taxes that must now be collected by the Company on the Optionee’s behalf;

(g)    the number of Shares issuable to insiders of the Company, at any time, under all security‑based compensation arrangements, cannot exceed 10% of the total issued and outstanding (as to a maximum of 5% with respect to any one individual) Shares; and the number of Shares issued to insiders, within any one year period, under all security‑based compensation arrangements, cannot exceed 10% of the Company’s issued and outstanding Shares;

(h)    The committee may, at its discretion, with respect to any Option, impose additional terms and conditions, including conditions for the vesting of Options, which are more restrictive on the Optionee than those provided for in the 2013 Plan;

(i)    pursuant to the policies of the TSX, the Company will be required to obtain disinterested shareholder approval if:

(i)	before the number of shares under option to Insiders within any 12-month period may exceed 10% of the outstanding common share capital of the Company, and before the number of Common shares reserved for issuance pursuant to Options granted to Insiders exceed, at any one time, 10% of the outstanding common share capital of the Company;

(ii)          for the reduction in the exercise price per share of options previously granted to Insiders.

26
(iii)	before the number of Shares under Option at any specific time to any one Optionee may exceed 5% of the issued and outstanding common share capital of the Company (determined at the date the option was granted) in any 12 month period.

(j)	the 2013 Plan can be amended to reflect that the Board may, at any time, without further approval by the shareholders of the Company, amend the 2013 Plan or any Option granted under the 2013 Plan in such respects as it may consider advisable and, without limiting the generality of the foregoing it may do so to:

(i)           amend typographical, clerical and grammatical errors;

(ii)           reflect changes to applicable securities laws;

(iii)	change the termination provisions of an Option or the 2013 Plan which do not entail an extension beyond the original expiry date;

(iv)          include the addition of a cashless exercise feature, payable in cash or securities;

(v)	ensure that the Options granted under the 2013 Plan will comply with any provisions respecting the income tax and other laws in force in any country or jurisdiction of which an option holder to whom an Option has been granted may from time to time be resident or a citizen; and

(vi)         reduce the exercise price of an Option for an option holder who is not an Insider.

(k)	The Board may alter, suspend or discontinue the 2013 Plan, but may not, without the approval of the shareholders of the Company, make any alteration which would
(i)	increase the aggregate number of Shares subject to Option under the 2013 Plan except as specifically provided for (as, for example, in the case of a share split); or
(ii)	decrease the Option Price except as specifically provided for in the 2013 Plan, which decrease would be subject to TSX approval.

Notwithstanding the foregoing, the terms of an existing Option may not be altered, suspended or discontinued without the consent in writing of the effected Optionee.

Ordinary Resolution to Approve the 2013 Plan

In the absence of instructions to the contrary, the management nominees named in the enclosed proxy intend to vote in favour of the resolution to replace the Original Plan with the 2013 Plan.

Form of Resolution

The Shareholders will be asked to approve the following resolution at the Meeting:

“Be it resolved that:

1.	The Company’s stock option plan referred to as the 2013 Plan in the form attached as Schedule “A” to this Management Information Circular be and is hereby adopted, approved, ratified and confirmed;
2.	the Board of Directors are granted the power and authority to make certain amendments to the 2013 Plan or any option without shareholder approval, including: amendments of a “housekeeping” nature; a change to the vesting provisions of an option; accelerating the expiry date of an option; amending the definitions contained within the 2013 Plan; amending or modifying the mechanics of the exercise of options (except with respect to the requirement that full payment be received for the exercise of options); amendments that are necessary to comply with the provisions of applicable laws or the rules, regulations and policies of the TSX; amendments relating to the administration of the 2013 Plan; amendments that are necessary to suspend or terminate the 2013 Plan; and any other amendment, whether fundamental or otherwise, not requiring shareholder approval as may be allowed by the TSX under their applicable rules, regulations and policies; and

27
3.	any director or officer of the Company be and is hereby authorized to do such things and to sign, execute and deliver all documents that such director and officer may, in their discretion, determined to be necessary in order to give full effect to the intent and purpose of this resolution.”

At the Meeting, the shareholders will be asked to consider, and the directors, believing it to be in the best interests of the Company, recommend the shareholders approve the 2013 Plan. If the shareholders do not approve the 2013 Plan, the Original Plan will remain in effect, subject to the policies of the TSX. In the event of a negative vote by the shareholders with respect to the proposed 2013 Plan, management reserves the right to submit such resolution pertaining to the incentive stock option plan to the next general meeting of the shareholders.

Reference is made to the section captioned “Election of Directors” for further details with respect to the present positions of the Company’s directors and the number of shares held in the Company.

Approval Of Advance Notice Policy

Background

The board of directors of the Company present to the shareholders of the Company for approval an advance notice policy (the “Advance Notice Policy”), a copy of which is attached to this Information Circular as Schedule “B”. In order for the Advance Notice Policy to come in to effect, the Advance Notice Policy, as set forth more fully below, must be ratified and approved at the Meeting by the shareholders, then approved by the board of directors after further deliberation and then submitted to the Exchange further to its policies and requirements. This Advance Notice Policy is not currently in effect and will therefore not apply to this year’s Annual General Meeting.

Purpose of the Advance Notice Policy

The directors of the Company are committed to: (i) facilitating an orderly and efficient annual general or, where the need arises, special meeting, process; (ii) ensuring that all shareholders receive adequate notice of the director nominations and sufficient information with respect to all nominees; and (iii) allowing shareholders to register an informed vote having been afforded reasonable time for appropriate deliberation.

The purpose of the Advance Notice Policy is to provide shareholders, directors and management of the Company with a clear framework for nominating directors. The Advance Notice Policy fixes a deadline by which holders of record of common shares of the Company must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form in order for any director nominee to be eligible for election at any annual or special meeting of shareholders.

Terms of the Advance Notice Policy

The following information is intended as a brief description of the Advance Notice Policy and is qualified in its entirety by the full text of the Advance Notice Policy, a copy of which is attached as Schedule “B”.

The terms of the Advance Notice Policy are summarized below:

28

The Advance Notice Policy provides that advance notice to the Company must be made in circumstances where nominations of persons for election to the board of directors are made by shareholders of the Company other than pursuant to: (i) a "proposal" made in accordance with the Business Corporations Act (British Columbia) (the “Act”); or (ii) a requisition of the shareholders made in accordance the Act.

Among other things, the Advance Notice Policy fixes a deadline by which holders of record of common shares of the Company must submit director nominations to the Secretary of the Company prior to any annual or special meeting of shareholders and sets forth the specific information that a shareholder must include in the written notice to the Secretary of the Company for an effective nomination to occur. No person will be eligible for election as a director of the Company unless nominated in accordance with the provisions of the Advance Notice Policy.

In the case of an annual meeting of shareholders, notice to the Company must be made not less than 30 nor more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Company must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The board of directors of the Company may, in its sole discretion, waive any requirement of the Advance Notice Policy. Amendments are allowed to be made by the Board to adopt such laws, regulations, forms, rules or policies as required or recommended or allowed by securities regulatory agencies or stock exchanges, or as otherwise determined by the Board to meet or exceed industry standards.

Confirmation and Approval of Advance Notice Policy by Shareholders

If the Advance Notice Policy is approved at the Meeting, in order to come in to effect, the Advance Notice Policy must then be approved by the board of directors after further deliberation and then submitted to the Exchange further to its policies and requirements. Thereafter, the Advance Notice Policy will be subject to an annual review by the board of directors of the Company, and will be updated to the extent needed to reflect changes required by securities regulatory agencies or stock exchanges, or so as to meet industry standards.

If the Advance Notice Policy is not approved at the Meeting, the board of directors retains the right to adopt such a policy and then resubmit it for approval at the next upcoming Annual General Meeting, or an earlier shareholder meeting.

At the Meeting, the shareholders will be asked to approve the following by ordinary resolution (the “Advance Notice Policy Resolution”):

“BE IT RESOLVED, as an ordinary resolution of the Shareholders of the Company, that:

1. The Company’s Advance Notice Policy (the “Advance Notice Policy”) as set forth in the Information Circular dated May 27, 2013 be and is hereby ratified, confirmed and approved;
2. The board of directors of the Company be authorized in its absolute discretion to adopt and approve the Advance Notice Policy and administer the same, apply for all necessary regulatory or Exchange approvals, and amend or modify the Advance Notice Policy in accordance with its terms and conditions to the extent needed to reflect changes required by securities regulatory agencies or stock exchanges, so as to meet industry standards, or as otherwise determined to be in the best interests of the Company and its shareholders; and

29

3. Any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to the foregoing resolutions.

The Company’s board of directors recommends a vote “FOR” the approval of the Advance Notice Policy Resolution. In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the approval of the Advance Notice Policy Resolution.

It is not known that any other matters will come before the meeting other than as set forth above and in the Notice of Meeting accompanying this Information Circular, but if such should occur the persons named in the accompanying Form of Proxy intend to vote on them in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the meeting or any adjournment thereof.

ADDITIONAL INFORMATION

Additional information concerning CCM is available on SEDAR at www.sedar.com.

BOARD APPROVAL

The contents of this Information Circular, including the schedules thereto, and the sending thereof to shareholders entitled to receive notice of the Meeting, to each director, to the auditors of CCM and to the appropriate governmental agencies, have been approved in substance by the directors of CCM pursuant to resolutions passed as of May 27, 2013.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

BY ORDER OF THE BOARD
Canarc Resource Corp.

“Bradford J. Cooke”

Bradford J. Cooke, Chief Executive Officer

30

Schedule “A”

CANARC RESOURCE CORP.

2013 INCENTIVE STOCK OPTION PLAN

18,888,434 Share Options

1.	Purpose

1.1.                                    The purpose of the Incentive Stock Option Plan (the "Plan") is to promote the profitability and growth of CANARC RESOURCE CORP. (the "Company") by facilitating the efforts of the Company and its subsidiaries to obtain and retain key individuals. The Plan provides an incentive for and encourages ownership of the Company's common shares (“Shares”) by its key individuals so that they may increase their stake in the Company and be motivated by increases in the value of the Company's Shares.

2.	Administration

2.1.                                    The Plan will be administered by the Company's Board of Directors (the "Board") or a committee of the Board (“Committee”). In the event the Plan is administered by a Committee, the Committee shall comprise not fewer than three persons, each of whom must be “independent” within the meaning of National Instrument 52-110, Audit Committees, adopted by the Canadian Securities Administrators. Except as to the composition of the Committee, where used herein, the term “Committee” will also include the Board.

2.2.                                    The Committee will be authorized, subject to the provisions of the Plan, to adopt such rules and regulations which it deems consistent with the Plan's provisions and, in its sole discretion, to grant options ("Options") to purchase Shares of the Company pursuant to the Plan. The Committee may authorize one or more directors, officers or employees of the Company or an individual (including an individual whose services are contracted through a personal holding corporation) with whom the Company or a subsidiary has a contract for substantial services (a “Consultant”) to execute, deliver and receive documents on behalf of the Committee.

3.	Eligibility

3.1.                                    All directors, officers, Consultants and employees of the Company and its subsidiaries will be eligible to receive Options.

3.2.                                    Nothing in the Plan or in any Option shall confer any right on any individual to continue in the employ of or in any capacity with the Company or its subsidiaries or will interfere in any way with the right of the Company or subsidiaries to terminate at any time the employment or other capacity of a person who is an optionee ("Optionee") under an Option.

4.	Shares Subject to Option – 18,888,434 Shares

4.1.                                    The aggregate number of Shares for which Options may be granted will not exceed 18,888,434 shares, being less than or equal to 20% of the issued and outstanding common share capital at the time of the adoption of the Plan by the shareholders of the Company, subject to adjustment under section 13 below. The Shares to be optioned under the Plan will be authorized but unissued common shares without par value of the Company.

4.2.                                    Any Shares subject to an Option which for any reason is cancelled or terminated without having been exercised, shall again be available for grant under the Plan. No fractional shares shall be issued. Reference should be made to section 26.4 for the manner in which fractional share values will be treated.

31

4.3.                                    The Board may, at any time, without further approval by the shareholders of the Company, alter, amend or discontinue the Plan or any Option granted hereunder in such respects as it may consider advisable and, without limiting the generality of the foregoing, it may do so to:

(a)	amend typographical, clerical and grammatical errors;
(b)	reflect changes to applicable securities laws and the policies and rules of the Toronto Stock Exchange (the “TSX”);
(c)	change the termination provisions of Options or the Plan which do not entail an extension beyond the original expiry date;
(d)	include the addition or amendment of a cashless exercise feature, payable in cash or securities;
(e)	ensure that the Options granted under the Plan will comply with any provisions respecting the income tax and other laws in force in any country or jurisdiction of which an Optionee to whom an Option has been granted may from time to time be resident or a citizen; and
(f)	reduce the exercise price of an Option for an Optionee who is not an insider of the Company,

but it may not, without the approval of the shareholders of the Company, make any alteration which would (a) increase the aggregate number of Shares subject to Option under the Plan except as provided in section 13 or (b) decrease the Option Price except as provided in section 19. Notwithstanding the foregoing, the terms of an existing Option may not be altered, suspended or discontinued without the consent in writing of the Optionee.

4.4.                                    Subject to section 19, the number of Shares issuable to insiders of the Company, at any time, under all security‑based compensation arrangements, cannot exceed 10% of the total issued and outstanding (as to a maximum of 5% with respect to any one individual) Shares; and

4.5.                                    Subject to section 19, the number of Shares issued to insiders, within any one year period, under all security‑based compensation arrangements, cannot exceed 10% of the Company’s issued and outstanding Shares. This provision applies to all types of security‑based compensation.

5.	Granting of Options

5.1.                                    The Committee may from time to time at its discretion, subject to the provisions of the Plan, determine those eligible individuals to whom Options will be granted, the number of Shares subject to such Options, the dates on which such Options are to be granted and the expiration of such Options.

5.2.                                    The Committee may, at its discretion, with respect to any Option, impose additional terms and conditions, including conditions for the vesting of Options, which are more restrictive on the Optionee than those provided for in the Plan.

5.3.                                    Each Option will be evidenced by a written agreement between, and executed by, the Company and the individual containing terms and conditions established by the Committee with respect to such Option and will be consistent with the provisions of the Plan.

32
6.	Option Price & Market Price

6.1.                                    The price per Share at which Shares may be purchased upon the exercise of an Option (the "Option Price") will not be lower than the “Market Price”, defined herein as the last recorded sale of a board lot of Shares on the TSX during the trading day immediately preceding the date of granting of the Option or, if there was no such sale, the average of the high and low trading prices on the TSX of the Shares for the five trading days immediately preceding the date on which the Option is granted.

7.	Term of Option

7.1.                                    The maximum term of any Option will be, subject to section 20, 10 years.

7.2.                                    The Option Price must be paid in full at the time of exercise of the Option and no Shares will be delivered until full payment is made.

7.3.                                    An Optionee will not be deemed the holder of any Shares subject to his Option until the Shares are delivered to him.

8.	Share Appreciation Rights

8.1.                                    An Optionee may, as allowed under the policies of the TSX or any more senior exchange upon which the Company may list, and as determined by the Committee on a case by case basis, have the right (the “Right”), when entitled to exercise an Option, to terminate such Option in whole or in part by notice in writing to the Company and in lieu of receiving Common Shares pursuant to the exercise of the Option, shall receive instead and at no cost to the Optionee that number of Common Shares, disregarding fractions, which, when multiplied by the Market Price on the day immediately prior to the exercise of the Right, have a total value equal to the product of that number of Common Shares subject to the Option times the difference between the Market Price on the day immediately prior to the exercise of the Right and the Option Price. No such share appreciation rights will exist, however, until the Board formally approves the activation of this Right.

9.	Transferability of Options

9.1.                                    An Option may not be assigned. During the lifetime of an Optionee, the Option may be exercised only by the Optionee.

10.	Termination of Employment

10.1.                                Upon termination of employment or other capacity with the Company for any reason except death, retirement, termination for Cause (as setout in Item 10.2 below) or failure of re-election as a director, or failure to be re-appointed an officer of the Company, an Optionee may, at any time within 30 days after the date of termination but not later than the date of expiration of the Option, exercise the Option to the extent the Optionee was entitled to do so on the date of termination. Any Option or portions of Options of terminated individuals not so exercised will terminate and will again be available for future Options under the Plan. A change of employment or capacity with the Company will not be considered a termination so long as the Optionee continues to be employed or engaged by the Company or its subsidiaries in a capacity eligible to receive Options under this Plan.

10.2.                                Unless otherwise provided in the Plan and set forth in the Optionee’s agreement, if an Optionee’s employment with the Company or its affiliates shall be terminated for cause, the Committee may, in its sole discretion, immediately terminate such Optionee’s right to any further payments, vesting or exercisability with respect to any Options in its entirety. The Committee shall have the power to determine whether the Optionee has been terminated for cause and the date upon which such termination for cause occurs. Any such determination shall be final, conclusive and binding upon the Optionee. In addition, if the Company shall reasonably determine that an Optionee has committed or may have committed any act which could constitute the basis for a termination of such Optionee’s employment for cause, the Company may suspend the Optionee’s rights to exercise any option, receive any payment or vest in any right with respect to any Award pending a determination by the Company of whether an act has been committed which could constitute the basis for a termination for “cause” as provided in this section 10.2.

33

11.	Death

11.1.                                Notwithstanding any other provision of the Plan, if any Optionee dies holding an Option which has not been fully exercised, his personal representative, heirs or legatees may, at any time within 60 days of grant of probate of the will, or letters of administration of the estate of the decedent, or within one year after the date of such death, whichever is the lesser time (notwithstanding the normal expiry date of the Option) exercise the Option with respect to the unexercised balance of the Shares subject to the Option.

12.	Retirement

12.1.                                Notwithstanding any other provision of the Plan, if any Optionee shall retire, or terminate his employment or other capacity with the Company with the consent of the Board under circumstances equating retirement, while holding an Option which has not been fully exercised, such Optionee may exercise the Option at any time during the unexpired term of the Option.

13.	Changes in Shares

13.1.                                In the event the authorized share capital of the Company as presently constituted is consolidated into a lesser number of Shares or is subdivided into a greater number of Shares, the number of Shares for which Options are outstanding will be decreased or increased proportionately as the case may be, and the Option Price per Share will be adjusted accordingly and the Optionees will have the benefit of any stock dividend declared during the period within which the said Optionee held his Option. Should the Company amalgamate or merge with any other company or companies (the right to do so being hereby expressly reserved) whether by way of arrangement, sale of assets and undertakings or otherwise, then and in each such case the number of shares of the resulting corporation to which an Option relates will be determined as if the Option had been fully exercised prior to the effective date of the amalgamation or merger and the Option Price per Share will be correspondingly increased or decreased, as applicable.

14.	Effect of a Take-Over Bid

14.1.                                If a bona fide offer (an "Offer") for Shares is made to the Optionee or to shareholders of the Company generally or to a class of shareholders which includes the Optionee, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Company, within the meaning given to "control person" in the Securities Act (British Columbia), the Company will, immediately upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer, whereupon all Shares subject to such Option will become vested and the Option may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the Shares received upon such exercise, pursuant to the Offer. However, if:

(a)	the Offer is not completed within the time specified therein; or
(b)	all of the Shares tendered by the Optionee pursuant to the Offer are not taken up or paid for by the offeror in respect thereof, then the Shares received upon such exercise, or in the case of section 14.1(b) hereof, the Shares that are not taken up and paid for, may be returned by the Optionee to the Company and reinstated as authorized but unissued Shares and with respect to such returned Shares, the Option will be reinstated as if it had not been exercised and the terms upon which such Shares were to become vested pursuant to this section will be reinstated. If any Shares are returned to the Company under this section 14, the Company will immediately refund the exercise price to the Optionee for such Shares.

34

15.	Acceleration of Expiry Date

15.1.                                If an Offer is made by an offeror at any time when an Option granted under the Plan remains unexercised, in whole or in part, the Directors may, upon notifying each Optionee of full particulars of the Offer, declare all Shares issuable upon the exercise of Options granted under the Plan to be vested and declare that the Expiry Date for the exercise of all unexercised Options granted under the Plan be accelerated so that all Options will either be exercised or will expire prior to the date upon which Shares must be tendered pursuant to the Offer.

16.	Effect of a Change of Control

16.1.                                If a Change of Control, as hereinafter defined, occurs, all Shares subject to each outstanding Option will become vested, whereupon such Option may be exercised in whole or in part by the Optionee.

16.2.                                “Change of Control” means the acquisition by any person, or by any person and a Joint Actor, whether directly or indirectly, of voting securities as defined in the Securities Act (British Columbia) of the Company, which, when added to all other voting securities of the Company at the time held by such person or by such person and a Joint Actor, totals for the first time not less than 30% of the outstanding voting securities of the Company or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board of Directors of the Company. "Joint Actor" means a person acting "jointly or in concert with" another person as that phrase is interpreted in the Securities Act (British Columbia).

17.	Exchange Policy Applies

17.1.                                The Plan and the granting and exercise of any Options hereunder are also subject to such other terms and conditions as are set out from time to time in the Policies of the TSX and any securities commission having authority, and the Policies of the TSX will be deemed to be incorporated into and become a part of the Plan. In the event of an inconsistency between the provisions of the Policies of the TSX and of the Plan, the provisions of the Policies of the TSX will govern.

18.	Cancellation and Re-granting of Options

18.1.                                The Committee may, with the consent of the Optionee, cancel an existing Option, and re-grant the Option at an Option Price determined in the same manner as provided in section 6 hereof, subject to the prior approval of the TSX.

19.	Disinterested Shareholder Approval

19.1.                                Subject to any applicable TSX policy and applicable definitions defining the disinterested shareholders, the approval of the disinterested shareholders of the Company must be obtained:

(a)	before the number of shares under option to Insiders within any 12-month period may exceed 10% of the outstanding common share capital of the Company, and before the number of Common shares reserved for issuance pursuant to Options granted to Insiders exceed, at any one time, 10% of the outstanding common share capital of the Company; and

35
(b)	for the reduction in the exercise price per share of options previously granted to Insiders.

20.	Extension of Expiry Date of Stock Options Expiring During a Blackout Period

20.1.                                The expiry date of outstanding Options held by Optionees which may expire during a restricted trading period, imposed by the Company in accordance with applicable securities laws (a "Blackout Period"), will be extended for a period of 10 business days commencing on the first business day after the expiry date of the Blackout Period to provide such Optionees with an extension to the right to exercise such Options.

21.	Interpretation

21.1.                                The Plan will be construed according to the laws of the Province of British Columbia.

22.	Liability

22.1.                                No member of the Committee or any director, officer, Consultant or employee of the Company will be personally liable for any act taken or omitted in good faith in connection with the Plan.

23.	Representation by Optionees

23.1.                                Upon each exercise of an Option, the Optionee (including for the purposes of this section 23 each other person who, pursuant to sections 9, 10 and 11 hereof, may purchase Shares under an Option granted to a director, officer, Consultant or employee of the Company) shall, if so requested by the Company, represent and agree in writing that:

(a)	the person is, or the Optionee was, a director, officer, Consultant or employee of the Company or a director, officer, Consultant or employee of an associated, affiliated, controlled or subsidiary company and has not been induced to purchase the Shares by expectation of employment or continued employment;
(b)	the person is purchasing the Shares pursuant to the exercise of such Option as principal for the Optionee’s own account (or if such Optionee is deceased, for the account of the estate of such deceased Optionee);
(c)	the person will, prior to and upon any sale or disposition of any of the Shares purchased pursuant to the exercise of such Option, comply with all applicable securities laws and any other federal, provincial or state laws or regulations to the extent that such laws or regulations are applicable to such sale or disposition; and
(d)	such Optionee (or such other person) will not offer, sell or deliver any of the Shares purchased pursuant to the exercise of such Option, directly or indirectly, in the United States or to any citizen or resident of, or any corporation, partnership or other entity created or organized in or under the laws of, the United States, or any estate or trust the income of which is subject to United States federal income taxation regardless of its source, except in compliance with United States federal and state securities laws. The Optionee acknowledges that the Company has the right to place any restriction or legend on any securities issued pursuant to this Plan including, but in no way limited to placing a legend to the effect that the securities have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States unless registration or an exemption from registration is available.

36
(e)	The Company may employ other procedures and require further documentation from an Optionee to ensure compliance with all applicable laws.
(f)	The issue and sale of Shares pursuant to any Option granted under the Plan is conditioned on such issue and sale being made in compliance with applicable securities laws, and the Company shall have no obligation to issue or sell any Shares pursuant to the exercise of any Option unless the Board determines in its sole discretion that such issue and sale will be made in compliance with applicable securities laws.

24.	Effective Date

24.1.                                This Plan will supersede and replace all previous stock option plans effective on May 15, 2013. This Plan is subject to the approval of:

(a)	the TSX; and
(b)	the shareholders of the Company, given by the affirmative vote of a majority of the votes attached to the Shares of the Company entitled to vote and represented and voted at an annual or special meeting of the holders of such Shares held, among other things, to consider and approve the Plan, and until such approvals are obtained Options granted pursuant to the Plan shall not be exercisable.

25.	Miscellaneous

25.1.                                Nothing contained herein shall prevent the Board from adopting other or additional compensation arrangements, subject to any required regulatory or shareholder approval.

25.2.                                Nothing contained in the Plan nor in any Option granted thereunder shall be deemed to give any Optionee any interest or title in or to any Shares or any rights as a shareholder of the Company or any other legal or equitable right against the Company whatsoever other than as set forth in the Plan and pursuant to the exercise of any Option.

25.3.                                The Plan does not give any director, officer, Consultant or employee of the Company the right or obligation to become or to continue to serve as a director, officer, Consultant or employee of the Company, as the case may be, of the Company or any of its subsidiaries. The awarding of Options to any director, officer, Consultant or employee of the Company is a matter to be determined solely in the discretion of the Board. The Plan shall not in any way fetter, limit, obligate, restrict or constrain the Board with regard to the allotment or issue of any Shares or any other securities in the capital of the Company or any of its subsidiaries other than as specifically provided for in the Plan.

25.4.                                No fractional Shares shall be issued upon the exercise of Options and, accordingly, if an Optionee would become entitled to a fractional Share upon the exercise of an Option, such Optionee shall only have the right to purchase the next lowest whole number of Shares and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

25.5.                                The grant of an Option shall be conditional upon the director, officer, Consultant or employee of the Company to whom the Option is granted completing, signing and delivering to the Company all documents as may be required by the regulatory authorities having jurisdiction.

37

Schedule “B”

Schedule “B” to the Information Circular of

Canarc Resource Corp. (the "Corporation")

ADVANCE NOTICE POLICY

(To be adopted, at the option of the Board of Directors, subject to shareholder and Exchange approval)

INTRODUCTION

The Corporation is committed to: (i) facilitating an orderly and efficient annual general or, where the need arises, special meeting, process; (ii) ensuring that all shareholders receive adequate notice of the director nominations and sufficient information with respect to all nominees; and (iii) allowing shareholders to register an informed vote having been afforded reasonable time for appropriate deliberation.

The purpose of this Advance Notice Policy (the “Policy”) is to provide shareholders, directors and management of the Corporation with a clear framework for nominating directors. This Policy fixes a deadline by which holders of record of common shares of the Corporation must submit director nominations to the Corporation prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Corporation for the notice to be in proper written form in order for any director nominee to be eligible for election at any annual or special meeting of shareholders.

It is the position of the Corporation that this Policy is in the best interests of the Corporation, its shareholders and other stakeholders. This policy will be subject to, if and as determined by the Board, an annual review.

DIRECTOR NOMINATIONS

1.	Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board of directors of the Corporation (the “Board”) may be made at any annual meeting of shareholders or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors:
a.	by or at the direction of the Board, including pursuant to a notice of meeting;
b.	by or at the direction or request of one or more shareholders pursuant to a "proposal" made in accordance with the British Columbia Business Corporations Act (the “Act”), or a requisition of the shareholders made in accordance with the provisions of the Act; or
c.	by any person (a “Nominating Shareholder”) who meets the following requirements:

38
(A)	is, at the close of business on the date of the giving by the Nominating Shareholder of the Notice (as defined in paragraph 3 below) and is also at the close of business on the record date for Notice of such meeting, entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and
(B)	complies with the Notice procedures set forth below in paragraphs 2, 3, 4 and 7 of this Policy.

2.	In addition to any other requirements under applicable laws, for a nomination to be validly made by a Nominating Shareholder (a “Nomination"), the Nominating Shareholder must have given Notice that:
a.	meets the requirements of paragraph 3;
b.	is timely and delivered in accordance with paragraph 4; and
c.	is delivered in accordance with paragraph 7.

3.	To be in proper written form, a Nominating Shareholder’s notice (the “Notice”) must set forth:
a.	The effective date of the information in the Notice, which date shall be within 10 calendar days of the date of delivery of the Notice to the Corporation;
b.	as to each person whom the Nominating Shareholder proposes to nominate for election as a director:

(A)            the name, age, business address and residential address of the person;

(B)            the principal occupation or employment of the person for the 5 year period preceding the effective date of the Notice;

(C)            the citizenship of such person;

(D)            the class or series and number of shares in the capital of the Corporation which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and also as of the date of such Notice;

(E)             the amount and material terms of any other securities, including any options, warrants or convertible securities, in the capital of the Corporation which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and also as of the date of such Notice;

(F)             a personal information form in the form prescribed by the principal stock exchange on which the shares of the Corporation then trade; and

(G)            any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below); and

c.	as to the Nominating Shareholder giving the Notice, full particulars regarding any proxy, contract, agreement, arrangement or understanding pursuant to which such Nominating Shareholder has a right to vote or direct the voting of any shares of the Corporation and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below).

39

The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable shareholder's understanding of the independence, or lack thereof, of such proposed nominee.

4.	To be timely, a Nominating Shareholder’s Notice must be delivered:
a.	in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, Notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and
b.	in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

The time periods for the giving of a Nominating Shareholder’s Notice set forth above shall in all cases be determined based on the original date of the applicable annual meeting or special meeting of shareholders, and in no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of such Notice.

5.	No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this Policy; provided, however, that nothing in this Policy shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter that is properly before such meeting pursuant to the provisions of the Act or the discretion of the Chairman. The Chairman of the meeting shall have the power and duty to determine whether a Nomination was made in accordance with this Policy and, if any proposed Nomination is not in compliance with this Policy, to declare that such defective Nomination shall be disregarded.

6.	For purposes of this Policy:
a.	“public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com; and
b.	“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada.

40

7.	Notwithstanding any other provision of this Policy, Notice given to the Secretary of the Corporation pursuant to this Policy may only be given by personal delivery or facsimile transmission as follows:

TO: Canarc Resource Corp. Attention: P.Yee 301-700 West Pender, Vancouver, BC V6C 1G8 Fax No. 604 685-9700	With a Copy to: Vector Corporate Finance Lawyers Att: S. Lockwood 1040- 999 West Hastings Street Vancouver, B.C. V6C 2W2 Fax No. 604 683-2643

Any Notice shall be deemed to have been given and made only at the time it is served by personal delivery or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day.

8.	Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this Policy. This Policy may be amended by the Board to adopt such laws, regulations, forms, rules or policies as required or recommended or allowed by securities regulatory agencies or stock exchanges, or as otherwise determined by the Board so as to meet or exceed industry standards.

EFFECTIVE DATE

This Policy was approved and adopted by the Board on the date first set out above (the “Effective Date”) and is and shall be effective and in full force and effect in accordance with its terms and conditions from and after such date. Notwithstanding the foregoing, if this Policy is not approved by ordinary resolution of shareholders of the Corporation present in person or voting by proxy at the next meeting of those shareholders validly held following the Effective Date, then this Policy shall terminate and be void and of no further force and effect following the termination of such meeting of shareholders.

GOVERNING LAW

This Policy shall be interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in that province.